UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission File Number 1-5273-1
STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
(Full title of the plan)
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019
(Name of issuer of the Securities held pursuant to the plan and address of its principal executive office)

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Supplemental Schedules
Signatures
Index to Exhibits
EX-23: Consent of Independent Registered Public Accounting Firm

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Financial Statements and Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	10
EX-23: CONSENT OF INDEPENDENT AUDITORS
* Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
Administrative Committee of
  Sterling Bancorp/Sterling National Bank 401 (k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401 (k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 27, 2007

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Cash	$1,995	$5,626

Investments at fair value:
Sterling Bancorp common stock	8,553,415	9,388,007
Guaranteed interest accounts	756,344	772,574
Pooled separate accounts	9,050,345	7,263,497
Participant loans	350,669	372,882

Total investments	18,710,773	17,796,960

Employee contributions receivable	48,412	—
Accrued dividends and accounts receivable	88,914	86,089

Total Receivables	137,326	86,089

Total Assets	18,850,094	17,888,675

Liabilities for securities purchased	81,700	85,183

Net assets available for plan benefits	$18,768,394	$17,803,492

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Interest	$53,324	$50,564
Dividends	84,054	87,564
Net appreciation (depreciation) in fair value of investments	1,244,227	(2,822,867)

Total investment income (loss)	1,381,605	(2,684,739)
Participants’ contributions	1,518,713	1,419,486

Total additions (deductions)	2,900,318	(1,265,253)
Deductions from net assets attributed to:
Benefits paid to participants	1,935,416	1,931,524

Net increase (decrease) prior to transfer	964,902	(3,196,777)

Transfer in from ESOP Plan (note 1)	—	5,258,510

Net increase after transfer	964,902	2,061,733

Net assets available for plan benefits at:
Beginning of year	17,803,492	15,741,759

End of year	$18,768,394	$17,803,492

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), excluding Sterling National Mortgage Company, to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. Effective January 1, 2001, the Plan was amended and restated to reflect certain changes on service credit and compensation provisions. Effective January 1, 2002, the Plan was further amended to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan was also amended in December 2005 to provide that terminated participants’ accounts valued at $1,000 or less and no greater than $5,000 will be rolled over to an individual retirement account established for such purpose by the Committee, which is appointed by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

At December 31, 2005, the assets of the Plan included 191,241 shares of Sterling Bancorp common stock with a market value of $5,019,262 which were transferred in 2005 to the Plan directly from the Sterling Bancorp and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) in connection with the termination of the ESOP.

(b)	Contributions

Regular salaried employees are eligible to participate in the Plan if employed for at least six months and have attained age 20-1/2 years. Participants may elect to contribute to the Plan the lesser of 20% of compensation or the maximum allowable under the income tax regulations which was $15,000 and $14,000 for plan years 2006 and 2005, respectively. Employees who have attained the age of 50 years may make catch-up contributions of $5,000 for 2006 and $4,000 for 2005 which increases the maximum allowable contribution to $20,000 in 2006 and $18,000 in 2005. The Company, at its discretion, may contribute 25% of the first 6% of base compensation that a participant contributes if the participant is employed on the last day of the plan year. Additional company contributions may be contributed at the option of the Company’s board of directors. No contributions were made by the Company during 2006 and 2005.
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Prior to January 12, 2006 participants may elect to change their contributions once every calendar quarter. Effective January 12, 2006 participants may elect to change their contributions effective as of the first day of any calendar month. Participants may discontinue their contributions at any time.

(c)	Vesting

Participants are fully vested in their own contributions and earnings thereon. The Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 2 years	0%
2 years	20
3 years	40
4 years	60
5 years	80
6 or more years	100
(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The amounts of forfeitures for the years ended December 31, 2006 and 2005 were $0. The forfeitures account balance as of December 31, 2006 is $0.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Investment Elections

A participant may elect to direct his or her contributions to each or any of the funds in whole percentages. A participant may change the investment allocation or make transfers between funds.

(g)	Investment Funds Managed by Principal Life Insurance Company

Principal Life Insurance Company (the Custodian or Principal) manages the Plan’s assets on behalf of the Plan, pursuant to the terms of an annuity contract effective January 1, 1996 between Sterling Bancorp and the Custodian.

The Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed interest account.
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan term may not exceed 30 years. A participant may have more than one loan outstanding at a time.

(i)	Payments of Benefits

A participant may withdraw his or her accumulated share on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s accumulated share, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire accumulated share, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his or her beneficiary.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Guaranteed interest account balances are stated at fair value, which represents the balance of the account. Shares of pooled investment funds are stated at fair value, which represents the net asset values of units held by the Plan as reported by the investment manager of the fund. Sterling Bancorp common stock is traded on the New York Stock Exchange and is valued at the market price on the last business day of the Plan’s year end. Participants’ loans are valued at cost which approximates fair value.
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Purchases and sales of investments are recognized on a trade-date basis. Interest income is recognized when earned. Dividend income is recognized on the ex-dividend date.

(d)	Payments of Benefits

Benefit payments to participants are recorded when paid.

(e)	Expenses

Administrative expenses of the Plan, are paid by either the Company or the Plan, as provided in the Plan document. During 2006 and 2005, all plan expenses were paid by the Company.
(3)	Investment Account with Insurance Company

The Plan invests in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

As described in Note 2, because the guaranteed interest account is non benefit-responsive, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2006 and 2005, the interest rate in the guaranteed interest account was 5.36% and 4.90%, respectively.

(4)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
At fair value:
Sterling Bancorp Common Stock	$8,553,415	$9,388,007
Principal Money Market Account	1,190,099	890,652
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2006 and 2005, is as follows:

	2006	2005
Sterling Bancorp Common Stock	$247,082	$(3,382,522)
Pooled Separate Accounts	1,026,281	584,439
Guaranteed Interest Accounts	(29,136)	(24,784)

	$1,244,227	$(2,822,867)

Dividends from Company stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.

(6)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(7)	Income Tax Status

The Plan obtained a favorable determination letter dated November 23, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(8)	Related Party Transactions (Parties in interest)

Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

Accrued Dividends and Liabilities

The following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements and Form 5500 for the year ended December 31, 2006:

2006
Statement of Net Assets Available for Benefits:
per financial statements	$18,768,394
Plus: Accrued liabilities	81,700
Less: Accrued dividends and accounts receivable	(88,914)

per Form 5500	$18,761,180

The Statement of Net Assets Available for Plan Benefits per financial statements differs from the Statement of Net Assets Available for Plan Benefits per the Form 5500 for the year ended December 31, 2006 due to the accrual basis, on which the financial statements are based, versus the cash basis for the Form 5500.
(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Number of units of
Identity of issuer, borrower	shares, maturity dates	Current
or similar party and description of investment	and rates of interest	value
Guaranteed Interest and Pooled Separate Accounts managed by
* Principal Mutual Life Insurance Company:
Guaranteed Interest Accounts, at fair value:
Guaranteed 5 Year	12/31/2006, 5.50%	$129,100
Guaranteed 5 Year	12/31/2007, 5.50%	100,650
Guaranteed 5 Year	12/31/2008, 5.31%	149,537
Guaranteed 5 Year	12/31/2009, 5.27%	124,619
Guaranteed 5 Year	12/31/2010, 5.23%	252,438

		756,344

Pooled separate accounts, at fair value:
* Principal Money Market Account	25,107 units	1,190,099
* Principal Bond & Mortgage Account	354 units	272,660
* Principal Government Securities Account	23,378 units	481,035
* Principal Large Capital Stock Index	15,855 units	861,870
* Principal Medium Company Value Sep Account	1,688 units	115,701
Goldman Sachs Large Capital Blend I Sep Account	15,062 units	370,129
Alliance Bernstein Large-Cap Value Sep Acct	17,688 units	297,915
Goldman Sachs Medium Capital Value I Sep Account	11,364 units	385,119
Neuberger Berman Medium Capital Value Sep Account	4,812 units	89,015
Stock Emphasis Balanced Sep Account	359 units	10,867
* Principal U.S. Property Sep Account	1,400 units	891,777
* Principal LifeTime 2010 Sep Account	1,359 units	20,992
* Principal LifeTime 2020 Sep Account	797 units	12,872
* Principal LifeTime 2030 Sep Account	6 units	104
Russell LifePoints Growth Strategy Sep Account	5,222 units	84,197
Russell LifePoints Balanced Strategy Sep Account	41,471 units	681,851
Russell LifePoints Conservative Strategy Sep Account	321 units	4,775
Russell LifePoints Equity Growth Strategy Sep Account	4,864 units	78,304
Russell LifePoints Moderate Strategy Sep Account	5,786 units	89,961
Medium Company Blend Account	6,164 units	438,275
T. Rowe Price Large-Capital Growth I Sep Account	19,194 units	182,863
Mellon.Equity Mid-Cap Growth I Account	1,599 units	34,205
Turner Investment Mid-Cap Growth Account	4,531 units	60,639
UBS/Emerald/Essex Small-Cap Growth II Account	14,060 units	157,931
* Principal Small Company Blend Account	5,899 units	461,333
* Principal International Small Company Account	8,938 units	626,022
* Principal Diversified Intl Sep Acct.	9,723 units	614,215
* Principal Financial Group, Inc. Stock Account	2,692 units	87,128
American Century Small Cap Value Adv Fund Account	20,224 units	196,784
American Century Large-Cap Growth II Account	1,459 units	13,735
American Century Vista Adv Fund	312 units	5,227
American Funds Growth Fund of America R3 Fund Account	2,207 units	71,608
American Funds EuroPacific Growth R3 Fund Account	2,133 units	97,890
Dim/Vaughan Nelson Small-Cap Val II Sep Acct	4,112 units	61,964
Mazama/CCI Small-Cap Growth III Sep Acct	95 units	1,283

		9,050,345

* Sterling Bancorp Common Stock	434,190 shares	8,553,415

* Participant Loans	53 loans outstanding with interest rates ranging from 6.00% to 10.25% and maturities ranging from 1 year to 5 years	350,669

		$18,710,773

*	Party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN
Date: June 27, 2007	By:	/s/ Mindy Stern
Mindy Stern
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Sequential
Exhibit		Filed	Page
Number	Description	Herewith	No.
23	Consent of Independent Auditors	X